

3Q23

RESULTS

Summary

São Paulo, November 13th, 2023 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" releases its results for the 3rd quarter of 2023. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2022 and/or priors years, as indicated.

Quarterly Financial Indicators

Net Revenue
R$ **13,806**
R$ Million
14,056 million in 3Q22

Gross Profit
R$ **2,482**
R$ Million
2.598 million in 3Q22

Gross Margin
18.0%
18.5% in 3Q22

Net Result Continued Op.
R$ **(262)**
R$ Million
(137) million in 3Q22

Adjusted EBITDA
R$ **1,205**
R$ million
1,384 million in 3Q22

Adjusted EBITDA Margin[1]
9.0%
9.9% in 3Q22

Free Cash Flow
R$ **(21)**
R$ million
(226) million in 3Q22

Net Leverage
2.66 x
3.10 x in 3Q22

Debt Average Term
7.3
years
8.4 years in 3Q22

Market Cap
R$ **20.44**
US$ **4.07**
Billion
Base: 11/10/2023

Stock Prices
BRFS3 R$ **12.15**
BRFS US$ **2.42**
Base: 11/10/2023

Issued Shares
1,682,473,246
3,817,179
ON Shares/Treasury Shares
Base: 09/30/2023

1 – Managerial result. Does not consider the accounting effects of Turkey's hyperinflation.

Conference Call
11/14/2023 - Tuesday
10:30 am BRT | 8:30 am US ET

Access in:
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IR Contacts:
Fábio Mariano
CFO and IRO

+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

Message from Management

Dear Mr./Madam,

In the third quarter of 2023, we achieved an adjusted EBITDA of R$ 1.205 billion and a margin of 9.0%. This result was driven by the evolution of the profitability of the processed products portfolio in Brazil, the retraction of product costs as a reflection of the decrease in the price of grain consumption and the continuous improvement of our Efficiency Plan, BRF+. We strengthened our capital structure through sequential operational improvements and the use of the proceeds from the follow-on offering, which contributed to the reduction of financial expenses and leverage, ending the quarter at 2.66x.

The captures from BRF+ reached R$ 677 million, exceeding the target established for the period. In this quarter, we completed one year of the plan's implementation, and we continue to make progress in our key operational indicators, which, in many cases, are already better than the initial benchmark established in 2019. It is worth highlighting the performance of facture yield in natura (+3.3 percentage points in chicken and +3.5 percentage points in pork in 3Q23 compared to the same period the previous year). We also improved feed conversion in chickens and porks by 1.7% and 1.6%, respectively, on the same comparison basis.

We achieved the lowest FIFO discount levels in the last 34 months. Logistics service reached new record levels this quarter, advancing by 7.9 percentage points for small retailers and 16.1 percentage points for large retail chains (YTD Sep/23 vs. YTD Sep/22).

In Brazil, we returned to a double-digit EBITDA margin (11.9%) in 3Q23, approaching historical levels of profitability. The sharp decrease in grain costs, combined with the progress of our efficiency plan, contributed to the improvement in processed product margins and boosted gains in this market. We added 11.2 thousand new active clients this quarter, driven by the strategy of growing retail capillarity that favored sales potential in the domestic market. We continue to make progress in our commercial execution, making our products more available, increasing shelf space, and adherence to suggested prices.

> Efficiency Plan
>
> The captures from BRF+ reached R$ 677 million, exceeding the target established for the period. In this quarter, we completed one year of the plan's implementation, and we continue to make progress in our key operational indicators, which, in many cases, are already better than the initial benchmark established in 2019.
>
> Miguel Gularte
> CEO

Our brands remain the top choice for over half of Brazilian consumers in the main categories of our portfolio. Sadia maintains its leadership in the food sector and was named "Top of Mind" by Folha de S.Paulo in four product categories. Perdigão gained recognition as the most chosen food brand by consumers. Our Qualy and Deline margarines remain the top sellers in Brazil. Furthermore, we have prepared a comprehensive and robust Christmas strategy to offer our products in line with consumer demand.

In our International operations, market diversification has provided greater flexibility to capture the best opportunities and maximize the Company's revenue. Only in this quarter, we obtained 19 authorizations to export to Latin America, Asia, Eurasia, and South Africa. Year to date, we have received 50 new authorizations to export.

Finally, our sustainability agenda continues to evolve. We achieved 100% certification for animal welfare in all of our poultry and pork slaughtering units in Brazil, progressing toward our commitment to certify all units by 2025. We recorded an approximately 8% reduction in water consumption per ton of production compared to the 2020 baseline, equivalent to 2.7 billion liters saved in 2023, reflecting our disciplined water management.

In line with our strategy of continuous improvement, we have already mapped and defined priorities for 2024 in what we are calling BRF+ 2.0. Developed collaboratively by the company's senior leadership, the new version of the plan is dedicated to the constant evolution of indicators. As well as in 2023, the commitments assumed will be integrated into the budget plan and the executive goal dashboard. The identified opportunities motivate us to continue our path of evolution with simplicity, agility, and efficiency.

We appreciate the hard work and dedication of our nearly 100,000 employees for the progress and achievements made so far. We extend our gratitude to the trust, presence, and continuous support of our chairman Marcos Molina and the Board of Directors. Finally, we thank our shareholders, integrated producers, customers, suppliers, and all the communities where we are present. We will continue to build a stronger and more competitive BRF.

Miguel Gularte
CEO

Operational and financial performance

Highlights (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Volume (Thousand Tons)	1,243	1,191	4.4%	1,180	5.4%
Net Revenues	**13,806**	**14,056**	**(1.8%)**	**12,205**	**13.1%**
Average Price (R$/kg)	11.10	11.80	(5.9%)	10.34	7.3%
COGS	(11,324)	(11,458)	(1.2%)	(10,719)	5.6%
COGS/Kg	(9.11)	(9.62)	(5.4%)	(9.09)	0.2%
Gross Profit	**2,482**	**2,598**	**(4.5%)**	**1,486**	**67.1%**
Gross Margin (%)	18.0%	18.5%	(0.5) p.p.	12.2%	5.8 p.p.
Net (Loss) Income - Continued Operations	**(262)**	**(137)**	**91.8%**	**(1,337)**	**(80.4%)**
Net Margin (%)	(1.9%)	(1.0%)	(0.9) p.p.	(11.0%)	9.1 p.p.
Net (Loss) Income Total Consolidated	**(262)**	**(137)**	**91.8%**	**(1,337)**	**(80.4%)**
Net Margin - Total Consolidated (%)	(1.9%)	(1.0%)	(0.9) p.p.	(11.0%)	9.1 p.p.
Adjusted EBITDA	**1,205**	**1,384**	**(13.0%)**	**1,006**	**19.7%**
EBITDA Adjusted Margin (%)	8.7%	9.8%	(1.1) p.p.	8.2%	0.5 p.p.
EBITDA	**1,243**	**1,323**	**(6.0%)**	**419**	**196.6%**
EBITDA Margin (%)	9.0%	9.4%	(0.4) p.p.	3.4%	5.6 p.p.
Cash Generation (Consumption)	**(21)**	**(226)**	**(90.9%)**	**(695)**	(97.0%)
Net Debt	10,352	14,830	(30.2%)	15,268	(32.2%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.66x**	**3.10x**	**(14.3%)**	**3.75x**	**(29.1%)**

The consolidated result of 3Q23 was impacted by Turkey's hyperinflation, which deserves to be highlighted as follows:

Highlights (Million R$)	Consolidated Results	Turkey Hyperinflation	Consolidated Managerial Results	Chg. %
Volume (Thousand Tons)	1,243	-	1,243	-
Net Revenues	**13,806**	(400)	**13,406**	**(2.9%)**
Average Price (R$/kg)	11.10	-	10.78	(2.9%)
COGS	(11,324)	295	(11,029)	(2.6%)
COGS/Kg	(9.11)	-	(8.87)	(2.6%)
Gross Profit	**2,482**	(105)	**2,377**	**(4.2%)**
Gross Margin (%)	18.0%	-	17.7%	(0.2) p.p.
Adjusted EBITDA	**1,205**	-	**1,205**	**0.0%**
EBITDA Adjusted Margin (%)	8.7%	-	9.0%	0.3 p.p.
Net (Loss) Income Total Consolidated	**(262)**	(225)	**(488)**	**85.9%**
Net Margin - Total Consolidated (%)	(1.9%)	-	(3.6%)	(1.7) p.p.

Next, we will present the results by business segment in the managerial view, that is, eliminating the accounting effects of hyperinflation in Turkey in all periods and the debt designated as hedge accounting in 2Q23.



BRAZIL SEGMENT

Brazil Segment (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Net Operating Revenues	**6,556**	**6,815**	**(3.8%)**	**6,495**	**0.9%**
Average price (R$/kg)	11.55	12.06	(4.3%)	12.09	(4.4%)
COGS	(5,102)	(5,723)	(10.9%)	(5,222)	(2.3%)
COGS/kg	(8.99)	(10.13)	(11.3%)	(9.72)	(7.5%)
Gross Profit	**1,454**	**1,092**	**33.1%**	**1,273**	**14.2%**
Gross Margin (%)	22.2%	16.0%	6.2 p.p.	19.6%	2.6 p.p.
Adjusted EBITDA	**778**	**474**	**64.1%**	**627**	**24.2%**
Adjusted EBITDA Margin (%)	11.9%	7.0%	4.9 p.p.	9.6%	2.2 p.p.

In this quarter, once again, we increased our sales volume in the domestic market, contributing to a 0.9% q/q expansion in net revenue. Prices continue to reflect the challenges posed by the persistent global protein oversupply and the specific implications of Japan's suspension of chicken meat imports from some states in Brazil, putting additional pressure on the pricing of certain cuts due to redirected volumes to the country. On the other hand, costs (COGS/kg) fell significantly, decreasing by 11.3% y/y and 7.5% q/q, reflecting, i) the drop in grain prices that we began to observe more intensively during the third quarter of 2023 and, ii) the success of our efficiency program, BRF+, which once again delivered excellent results in various aspects, with the most significant improvements seen in factory yield and agricultural indicators related to hatching and feed conversion. In the quarter, we achieved an EBITDA margin of 11.9%, supported by the strong performance of our portfolio of processed products, which continues to evolve sequentially with the contribution of ongoing improvements in commercial execution. This allowed us to gain approximately 11 thousand active clients during the period and reduce returned deliveries by 0.4 p.p. q/q, reaching the lowest level in the last 3 years. We also made progress in our logistics service, with an increase of 7.9 p.p. in On-Time In-Full (OTIF) for small retailers and 16.1 p.p. in *fill rate* for large retail chain in the cumulative January to September period compared to the same period of the previous year.

During the quarter, the consumption scenario in Brazil continued to demonstrate positive signs of recovery, with the consumer confidence index reaching 97.0[1] points in September, similar to the levels seen in the beginning of 2014, before the economic recession of that year. However, due to ongoing challenges to consumption caused by still-high interest rates, high levels of debt, and default rates, the index decreased by 3.8 p.p. in October, returning to levels close to those in June of this year. Despite the setback, the same index is still 7.4 p.p. above the value presented in January. The labor market has also shown resilience, with an unemployment rate of 7.7%[2] in the quarter. The average income of Brazilians continues to gradually improve[3], which may favor the consumption of products, especially processed ones.

Brands Highlights

This third quarter was marked by the launch of a new Sadia brand campaign that reinforces its position of partnership with the consumer and that understands how dynamic their daily lives can be. We also launched the brand's new packaging, in which the visual identity follows the main consumer trends, which facilitates the shopping journey with more interactivity and proximity to the consumer. Among the novelties is the inclusion of a QR code, which directs to the brand's recipe hub, with preparation tips and showing that Sadia is always bringing solutions to "save the day" of the consumer. The films highlight the complete portfolio of the brand, which is present from breakfast to late-night snack, in the routine, for practicality, in the celebration, whether with time or improvisation: "Your day asks (and deserves) Sadia". In addition, the most valuable food brand in Brazil was also recognized as the 7th most chosen brand in Latin America and the 5th most chosen in the United Arab Emirates by the Kantar institute, proving its relevance also on international soil, and entered the LoveBrands 2023 ranking — The Brands that Won the Heart of Brazilians, ranking 9th overall and 1st in meat and derivatives, in a survey conducted by the EcGlobal Institute with 3,500 Brazilians, ABC classes and XYZ generations.

For Perdigão, during the quarter we ran the campaign that aims to present Perdigão as the most chosen food brand, reflecting the achievement in the Kantar Brand Footprint ranking. The campaign focused on reinforcing the unmistakable flavor of its smoked sausages and the variety of the frozen products portfolio.

1 Source: Consumer Confidence Index (ICC): FGV IBRE

2 Source: Brazilian Institute of Geography and Statistics (IBGE) - September/2023

3 Source: Brazilian Institute of Geography and Statistics (IBGE) – Continuous PNAD – Average Income of R$2,982 in September vs R$2,933 in June/2023

Furthermore, we were elected the best Toscana Sausage with the "Na Brasa" brand from Perdigão by the *Paladar* section of Estadão, one of the most widely read and prestigious newspapers in Brazil.

In the margarine category, we launched the new campaign "With Qualy, it's another Qualyty." The first film, which had its premiere during the interval of *Jornal Nacional*, the most watched newscast on Brazilian TV, bringing several scenes of appetite appeal, reinforcing the focus on culinary use, in addition to bringing the new campaign signature and reinforcing the sustainability differential that only Qualy has, being the first and only Margarine brand to recycle 100% of the tubs sold. For Qualy's return to the media, reinforcing that Qualy is the preferred margarine, the best seller and present in 7 out of 10 Brazilian homes[4], we call the stars Léo Santana and Susana Vieira. In addition to the TV exhibition, the new campaign includes digital media and urban furniture in different cities.

Sadia and Qualy were winners of Folha Top Of Mind 2023, the country's most important and respected remembrance award in the country. Coming to its 33rd edition, Top Of Mind 2023 featured research conducted by Datafolha in 80 categories. Sadia was the most remembered brand in the categories Smoked Sausage, Mortadella, Frozen Meals and Christmas Dinner and Qualy was the champion among Margarines.

On the innovation front, we launched 10 new SKUs in the third quarter, highlighting the reformulation of Claybom's entire portfolio, which now has a new recipe, with sour cream, bringing creaminess and enhancing the taste of food. During the quarter, we were recognized with the Innovation Value Award, reaching the 4th place in the food, beverage and ingredients segment. And we won first and second place in the Most Innovative Product category of the FI Innovation Awards, with Cauliflower Wings and Hot Bowls Sadia, respectively. Promoted by FI South America (FISA), this is the most important innovation award in the ingredients, food and beverage industries segment and aims to encourage, honor and celebrate companies and professionals who invest time and resources in R&D, honoring and stimulating innovation, in addition to contributing to the development of the industry. The award-winning innovations are part of the portfolio reduction movement with the rationalization of 38 SKUs of lower volume and revenue to launch relevant innovations to the consumer and the market, optimizing the chain and available resources.

4 Source: Kantar, Worldpanel Division | Consumer Dashboard | Period: last 12 months ending June 2023 | Total Brazil and NielsenIQ | RETAIL INDEX EVOLUTION | INA + C&C MARGARINES | TOTAL BRAZIL | Period: MAR'22 TO MAY'23



INTERNATIONAL SEGMENT

International Segment (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Net Operating Revenues	6,023	6,540	(7.9%)	6,058	(0.6%)
Average price (R$/kg)	10.76	13.25	(18.8%)	11.51	(6.5%)
COGS	(5,336)	(5,210)	2.4%	(5,391)	(1.0%)
COGS/kg	(9.53)	(10.56)	(9.7%)	(10.24)	(6.9%)
Gross Profit	687	1,329	(48.3%)	667	3.1%
Gross Margin (%)	11.4%	20.3%	(8.9) p.p.	11.0%	0.4 p.p.
Adjusted EBITDA	251	795	(68.4%)	241	4.2%
Adjusted EBITDA Margin (%)	4.2%	12.1%	(8.0) p.p.	4.0%	0.2 p.p.

In the third quarter of 2023, we increased exports in all categories we operate, *in natura* from poultry and pork, as well as processed products, being the record volume of the last 4 years. This result was due to the strategy of expanding our global presence through new authorizations that already total 50 during 2023, with 19 in the third quarter for destinations in Americas, Africa and Asia.

We reached an EBITDA margin of 4.2% in the period, stable compared to the previous quarter. We could see a drop in average sales prices as a result of the still persistent global oversupply of chicken meat since the last quarter of 2022 (According to the Secretary of Foreign Trade - SECEX, the price in dollars of Brazilian exports of chicken meat fell by 4.5%[5] q/q) and the depreciation of the dollar against the real (average Ptax[6] of 3Q23 at R$4.88 against R$4.95 in 2Q23). On the other hand, the 6.9% q/q reduction in our cost of goods sold per kilo, reflecting the reduction in the price of grain consumption and the evolution of BRF+, with emphasis on the 5.3 p.p. q/q increase in direct factory stowage, in addition to a significant reduction in the payment of daily rates at the port and inventories without sale in the foreign market, allowed the stability of margins in the international segment.

In the Halal market, we observed a gradual and consistent price recovery throughout 2023, showing the strength and resilience of our distribution in the region, ensuring a significant market share with emphasis on the growth of our portfolio of processed products. In Turkey, our strategy of resizing the offer of *in natura* products and prioritizing value-added items continues to favor the good performance of the region. We also increased the volume of exports to mitigate exposure to the local currency.

In the Asian market, we observed a strong pressure on chicken protein prices due to the temporary blockades imposed by Japan, which, although not affecting our operation in terms of sales volume, contributed to the price reduction in the region due to the excess volume redirected to other countries on the continent.

In Direct Exports, we increased our export volume by 20.4% q/q through market diversification and a greater mix of products offered. This volume increase was responsible for partially mitigating the price pressure imposed by the global chicken oversupply that persisted throughout the quarter.

We continued to expand BRF's share of Brazilian exports, highlighting the increase in chicken meat exports of 6.1 p.p. to the countries of the non-GCC region[7], 3.5 p.p. to China, 4.3 p.p. to Africa and 2.5 p.p. to the Americas. In pork exports, we increased our share of exports to the countries of the Americas by 11.2 p.p.[8].

Brands Highlights

In the Gulf countries, taking advantage of the "Back to School" season, we launched a campaign focused on communicating the variety of Sadia's breaded products, highlighting convenience, versatility and delicious versions of different flavors. The campaign shows people giving an extra touch to their routines with Sadia, transforming ordinary cuisine into experience and emotion and taking a delicious "BITE OUT OF LIFE WITH SADIA". The campaign reached 36 million people across the GCC, being digital, focused on the target audience based on their interests, ensuring high affinity and engagement. The robust media plan was also boosted by the "*out of home*" activation in Saudi Arabia to

5 Source: Secretary of Foreign Trade – SECEX – Change in the price in dollars of Brazilian chicken exports 3Q23 vs 2Q23

6 Source: Central Bank of Brazil – US Dollar Ptax Closing in the reported period

7 Non-Gulf Region Countries: Algeria, Egypt, Iran, Iraq, Israel, Jordan, Lebanon, Libya, Mauritania, Morocco, Palestine, Somalia, Sudan, Syria, Tunisia, Yemen, Turkey

8 Source: Secretariat of Foreign Trade – SECEX and internal BRF data – 3Q23 vs. 2Q23

increase awareness of the roasted portfolio, as well as in-store activations in all GCC countries. In this region, we reached 35.8%[9] market share, with emphasis on the 1.7[10] p.p. increase in the market share of processed products.

In line with our growth strategy in value-added products, we have launched three new SKUs:

- *Broasted Jalapeño* - exclusive Sadia flavor for our most important subcategory of breaded products;
- *Breaded Jumbo Chicken Burger* and *Breaded Chicken Burger* - to strengthen our position in one of the most important categories of processed products in Saudi Arabia;

In Turkey, BRF maintained its leadership in all subcategories in 2023, and reached 22%[11] market share value in this third quarter. Banvit gained 2.7 p.p. q/q in the *in natura* chicken category and 0.6 p.p. q/q in the ready meals category, growing above the market average in *3Q23 versus* 2Q23.

9 Source: Nielsen
10 Source: Nielsen
11 Source: Nielsen



OTHER SEGMENTS

Other Segments

Other Segments (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Net Operating Revenues	**827**	**684**	**20.9%**	**609**	**35.9%**
Average price (R$/kg)	7.12	5.17	37.6%	5.24	35.9%
COGS	(622)	(480)	29.6%	(457)	36.1%
COGS/kg	(5.35)	(3.63)	47.5%	(3.93)	36.2%
Gross Profit	**205**	**204**	**0.6%**	**152**	**35.0%**
Gross Margin (%)	24.8%	29.8%	(5.0) p.p.	25.0%	(0.1) p.p.
Adjusted EBITDA	**123**	**144**	**(14.7%)**	**101**	**21.2%**
Adjusted EBITDA Margin (%)	14.8%	21.0%	(6.2) p.p.	16.6%	(1.8) p.p.

In Ingredients, we observed a reduction in volume, 3.8% q/q, due to the evolution of the BRF+ program factory yield indicator, reducing the supply of products available to this division of the Company, in favor of sales of the *core* portfolio, thus maximizing total revenues. We observed an increase in the average price of 4.9% q/q explained by the higher demand for hydrolyzed products, which have higher value added, and by the constant expansion of export destinations, according to the strategy of capturing the best market opportunities. To support this growing demand, we inaugurated 2 new hydrolysate production lines in 2023 at our Concordia unit.

In Pet Food, we increased sales volume by 5.1% q/q with an important contribution from the expansion of direct sales with the new *Go to Market (GTM)* model in the states of São Paulo and Rio de Janeiro and the southern region of Brazil. After the implementation in the South, the Super Premium Natural brands (Biofresh and Guabi Natural) grew by 34% in volume in the region of the area covered by the GTM, compared to the average of the previous quarters. In the foreign market, BRF Pet continues to advance and started exports to Taiwan in September 2023.

In this quarter, the Company executed specific arbitration operations involving grain trading between regions as a result of the more active efforts in identifying market opportunities that allow it to reduce origination costs. Such operations also contributed to the improvement of the operating results of the Other Segments.

Brands Highlights

Pet: In August, the Balance brand, exclusive to the food channel, was relaunched, optimizing the product portfolio and is now also manufactured in Campinas (factory footprint strategy), generating synergies and increasing the potential for profitability. In the specialized channel, the business unit remained very close to veterinarians by being present at the Pet South America (São Paulo) and Cat in Rio (Rio de Janeiro) fairs, in addition to the Pet Vet Congress (São Paulo), reaching more than 40,000 professionals in the area. In the quarter, the prescription campaign for BRF Pet brands increased by 156% compared to the previous quarter. GranPlus, BRF Pet's main brand, ended its TV campaign with the advertising film that accompanied all episodes of the Masterchef program on Band (Brazilian TV Channel). In all, there were 30 insertions, impacting more than 12.5 million people on TV and had 82 million impacts on digital channels, such as YouTube. Quality remains a priority and, in September, ISO 9001 and HACCP recertifications were obtained at the Ivoti unit. Another achievement was the nomination of BRF Pet to the RA1000 award, from the *Reclame Aqui* website, in which the company sustained the best score in the pet sector in the period in question.

Corporate

Corporate (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Gross Profit	30	0	n.m	(0)	n.m
Adjusted EBITDA	53	(28)	n.m.	38	40.2%

In this quarter, the result of the Corporate segment is mainly explained by the capital gain recorded on the on the sale of non-core assets and the reversal of the provision for tax and civil contingencies. Further details are available in note 24 to the financial statements.



CONSOLIDATED PERFORMANCE

1 - Net Operating Revenue

NOR (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Volume (Thousand Tons)	1,243	1,191	4.4%	1,180	5.4%
Net Operational Revenues	13,806	14,056	(1.8%)	12,205	13.1%
Average Price (NOR)	11.10	11.80	(5.9%)	10.34	7.3%


6.0%
3Q23
47.5%
46.5%
4.9%
3Q22
48.5%
46.6%
5.0%
2Q23
53.2%
41.8%
Brazil
International
Other Segments

In this quarter, we observed a 13.1% expansion in net revenue compared to the previous quarter, mainly explained by (i) the 5.4% increase in sales volume and (ii) the impacts of Turkey's hyperinflation and debt designated as hedge accounting in the second quarter of 2023.

Excluding the effects mentioned above, the consolidated managerial net revenue reached R$ 13,406 million in 3Q23,[12] compared to R$ 13,161 million in the previous quarter (+1.86%).

Operating Income Protection Strategy – *hedge accounting*

The effects of financial instruments for foreign exchange protection of the result totaled + R$90.4 million in 3Q23, according to Explanatory Note 23.2 of the Interim Financial Information and are due to the positions settled in the quarter, whose contracting occurred over the 12 months prior to its settlement.

Build-up of Derivatives Instruments Settled in 3Q23	4Q22	1Q23	2Q23	3Q23
Cummulative Notional Exposure (US$ Million)	15	144	422	610
Average Strike Price (BRL/USD)*	5.69	5.47	5.18	5.10

* Weighted average rate

Similarly, the position to mature, according to Explanatory Note 23.2.1.ii of the Interim Financial Information, is found below.

Derivatives Instruments by Expiry Date (Million US$)	4Q23	1Q24	2Q24	3Q24
Notional to be settled in each period	481	132	51	18
Strike Price (BRL/USD)*	5.08	5.24	5.14	5.13

* Weighted average rate

The Company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, to the extent that its probability evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we emphasize that its objective is to protect operating revenue and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

12 See reconciliation between corporate and managerial results on page 6 of this report.

2 – Cost, Expenses and Other Operating Results

Cost of Goods Sold (COGS)

COGS (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Cost of Goods Sold	(11,324)	(11,458)	(1.2%)	(10,719)	5.6%
COGS/kg	(9.11)	(9.62)	(5.4%)	(9.09)	0.2%

We present below the cost variations eliminating the effects of Turkey's hyperinflation as a way to better highlight the factors that influenced the performance of the period.

COGS (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Cost of Goods Sold	(11,029)	(11,413)	(3.4%)	(11,070)	(0.4%)
COGS/kg	(8.87)	(9.59)	(7.5%)	(9.38)	(5.5%)

In 3Q23, the factors that impacted the unit cost can be explained mainly:

i) due to the effect of the drop in grain prices that we have observed in market values since 2Q23, having a greater impact in the third quarter due to the cycle of our production chain. In 3Q23, the variation of the 6-month moving average of the price of corn fell by 31.2% y/y and 21.1% q/q and soybean meal fell by 9.3% y/y and 10.6% q/q[13].


Depreciation and amortization
5.7%
Other costs
7.7%
Labor
12.0%
3Q23
74.6%
Raw material and supplies

ii) the reduction in the price of oils used as raw material in margarines, being the most relevant effect on soybean oil, which decreased by 39.3%[14] y /y and 11.5%[15] q/q. There was also a reduction compared to the same period last year, in palm and palm kernel oils.

iii) due to the effects of our efficiency program, BRF+, which in another quarter advanced consistently on practically all fronts, being the most relevant and with the greatest impact on the result, the agricultural hatching indicators, which evolved 2.6 p.p. q/q and 6.8 p.p. y/y, and the chicken feed conversion, which evolved 0.3% q/q and 1.7% y/y. We can also highlight the yield indicator in the industry that evolved 1.4 p.p. q/q and 3.4 p.p. y/y (1.1 p.p. q/q and 3.3 p.p. y/y for chicken yield and 2.0 p.p. q/q and 3.5 p.p. y/y for pork yield). It's important to remember that the capture values will always be reflected in the result, obeying the inventory turnover of our chain.

iv) the reduction in fuel prices compared to 3Q22 (ANP diesel -22.8%[16] y/y. and VLSFO bunker of 15.3%[17] y.y), impacting our freight costs in the domestic and international markets.

When analyzing the Embrapa ICP theoretical cost index[18], there is a reduction in the cost of chicken and pork production, mainly explained by the cost reduction under the line "nutrition", helping to resume margin gains, which, however, are still below the level of January 2019.[19]


Evolution of Embrapa Cost Index and Chicken Producers' Margin
(Base 100)
150
93
100
Chicken Producers Margin
Embrapa's Chicken Cost Index


Evolution of Embrapa Cost Index and Swine Producers' Margin
(Base 100)
148
95
100
Swine Producers' Margin
Embrapa's Swine Cost Index

13 Variation of the 6-month moving average of the price of corn and soybean meal in the reported period. Source: Bloomberg and Cepea/ESALQ.
14 Change in the 6-month moving average of the price of soybean oil, 3Q23 vs 3Q22. Source: Bloomberg and Cepea/ESALQ.
15 Change in the 6-month moving average of the price of soybean oil, 3Q23 vs 2Q23. Source: Bloomberg and Cepea/ESALQ.
16Source: ANP – National Agency of Petroleum, Natural Gas and Biofuels (average 3Q23 vs average 3Q22).
17 Change in the quarterly average (3Q23 x 3Q22) of the price of the VLSFO bunker in the ports of Rotterdam, Fujairah, Houston, Singapore.
18 Variation of the Embrapa production cost index (ICP Chicken and ICP Pork), publicly available on the website www.embrapa.br
19 Source: Bloomberg, CEPEA-Esalq, SECEX and IBGE. Price of whole chicken and pork carcass in relation to the cost of feed adjusted by the chicken and pork cycle.

Operational Expenses

Operating Expenses (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Selling Expenses	(1,894)	(1,864)	1.6%	(1,740)	8.8%
% of the NOR	(13.7%)	(13.3%)	(0.5) p.p.	(14.3%)	0.5 p.p.
General and Administrative Expenses	(179)	(197)	(9.3%)	(159)	12.1%
% of the NOR	(1.3%)	(1.4%)	0.1 p.p.	(1.3%)	0.0 p.p.
Operating Expenses	(2,072)	(2,062)	0.5%	(1,899)	9.1%
% of the NOR	(15.0%)	(14.7%)	(0.3) p.p.	(15.6%)	0.6 p.p.

The percentage indicator of operating expenses on net revenue reached 15% in 3Q23 (-0.6 p.p. compared to the previous quarter) influenced by the impact on revenue of the debt designated as hedge accounting in 2Q23 and Turkey's hyperinflation in both periods. Excluding the aforementioned impacts, the indicator varied + 0.6 p.p. q/q. This result is justified by higher marketing and trade marketing expenses, due to the launch of new campaigns to boost sales of our main brands, such as the "Your day asks for Sadia" and "With Qualy is another Qualyty" campaign.


Depreciation and amortization
6.0%
Administrative expenses
Marketing
9.2%
3Q23
45.7%
Indirect and direct logistic expenses
Other sales expenses
10.0%
20.4%
Salaries and employees benefits

Compared to the same period in 2022, we observed a variation of + 0.3 p.p. and +0.6 p.p. in the corporate and managerial views, respectively, due to marketing campaigns and inflationary effects on personnel expenses and contracting services.

By eliminating the variation in volume between periods, we can observe a reduction in freight as a result of contractual renegotiations, partially offsetting the increase in disbursements described above, both in the quarterly and annual variation.

For more details on this item, see note 28 to the interim financial statements.

Other Operating Results

Other Operating Results (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Other Operating Results	42	26	59.3%	53	(20.3%)
% of the NOR	0.3%	0.2%	0.1 p.p.	0.4%	(0.1) p.p.

This performance is mainly explained by the disposal of *non-core* assets and other net effects. For more details on this item, see note 26 to the interim financial statements for the nine months ended September 30, 2023.

3 - Net Financial Result

Financial Results (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Financial Income	358	406	(11.7%)	216	65.8%
Interest on cash and cash equivalents	215	113	89.9%	119	80.4%
Interest on recoverable taxes	57	58	(3.0%)	77	(26.2%)
Interest on other assets	86	234	(63.1%)	20	328.5%
Financial Expenses	(1,007)	(1,001)	0.6%	(1,156)	(12.9%)
Interests on loans and borrowings	(525)	(474)	10.9%	(576)	(8.8%)
Interest on contingencies, leasing and actuarial liabilities	(110)	(106)	4.3%	(149)	(26.1%)
Adjustment to present value	(276)	(292)	(5.4%)	(264)	4.7%
Other financial expenses	(95)	(130)	(26.6%)	(167)	(42.9%)
Exchange variation and derivative results, net	(25)	(87)	(71.2%)	(160)	(84.3%)
Exchange rate variation on monetary assets and liabilities	(201)	(137)	46.2%	140	(243.0%)
Exchange variation on derivatives	128	139	(7.8%)	(253)	(150.7%)
Interest and fair value of derivatives	(36)	(150)	(75.7%)	(126)	(71.0%)
Net monetary gains or losses	84	61	37.5%	78	7.3%
Net Financial Results	(674)	(682)	(1.3%)	(1,099)	(38.7%)
Exchange variation on monetary assets and liabilities and derivatives	(73)	2	n.m.	(112)	(35.1%)

The main components of the net financial result have been grouped into the following categories:

Financial revenues:

Financial revenues of R$358 million in 3Q23, R$48 million lower than in 3Q22 mainly attributed to the higher financial gain from the execution of the repurchase of Bonds in 3Q22 by R$276 million, compared to the R$47 million gain in 3Q23. This impact was mitigated by the higher interest income on investments of R$102 million due to the higher cash position resulting from the capital contribution (follow-on).

Financial expenses:

They arise from the effect of the following accounts described below:

- **Interest on loans and financing:** Increase in interest expenses in 3Q23 vs 3Q22 by R$51 million due to the higher exposure of indebtedness to the IPCA and index behavior between the periods compared (IPCA accumulated 0.27% in 3Q23 vs. -0.37% in 3Q22), among other factors. Compared to 2Q23, interest expenses decreased by R$51 million, reflecting the drop in gross indebtedness resulting from the resources of the follow-on process.

- Adjustment to present value (AVP): Marginal reduction reflects lower balance of suppliers in the comparison between the periods. The AVP refers to the financial charge associated with the payment terms of customer and supplier accounts, with a counterpart in gross profit.

- **Other financial expenses:** Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, provision for discount of tax credits, among other effects. Lower financial expenses in 3Q23 mainly due to lower taxes levied on Brazil's financial revenues by R$8 million.

Monetary and Exchange Variations and Result of Derivatives:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange balance sheet exposure, according to note 23.2.1 to the interim financial statements. In 3Q23, the impact of exchange rate variations of monetary assets and liabilities, including the exchange rate variation of derivatives to protect the foreign exchange balance sheet exposure, totaled -R$73 million, mainly due to the fluctuations of emerging currencies to which the company has moderate exposure, such as the Chilean Peso and the Turkish Lira, which presented important variations in this quarter. The amount of interest and fair value of derivatives totaled -R$36 million. Finally, monetary gains of +R$84 million were recognized for the impact related to hyperinflation of operations in Turkey.

4 - Net Profit (Loss)

Income (Loss) (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	(262)	(137)	91.8%	(1,337)	(80.4%)
Net Margin (%) - Continued Op.	(1.9%)	(1.0%)	(0.9) p.p.	(11.0%)	9.1 p.p.
Consolidated Net / (Loss) Income - Total Consolidated	(262)	(137)	91.8%	(1,337)	(80.4%)
Net Margin (%) - Total Consolidated	(1.9%)	(1.0%)	(0.9) p.p.	(11.0%)	9.1 p.p.

The Company recorded a loss of R$262 million in 3Q23, mainly explained by i) the operating result, which despite the recovery observed in the quarterly comparison, is still under pressure from protein prices in several markets, compromising the profitability of the *in natura* portfolio globally, and ii) net financial expenses of R$674 million.

5 - Adjusted EBITDA

EBITDA (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Consolidated Net Income - Continued Op.	(262)	(137)	91.8%	(1,337)	(80.4%)
Income Tax and Social Contribution	41	18	130.4%	(123)	(133.3%)
Net Financial	674	682	(1.3%)	1,099	(38.7%)
Depreciation and Amortization	791	759	4.2%	781	1.4%
EBITDA	1,243	1,323	(6.0%)	419	196.6%
EBITDA Margin (%)	9.0%	9.4%	(0.4) p.p.	3.4%	5.6 p.p.
Impacts of Carne Fraca/Trapaça Operations	0.4	-	n.m.	1	(39.9%)
orate Restructuring	-	22	n.m	-	-
ge Accounting - Debts	-	-	-	549	n.m
ts of Hyperinflation	(39)	40	(197.9%)	37	(206.1%)
ne from Associates and Joint Ventures	(0.3)	(0.6)	(49.8%)	1	(132.7%)
Adjusted EBITDA	1,205	1,384	(13.0%)	1,006	19.7%
Adjusted EBITDA Margin (%)	8.7%	9.8%	(1.1) p.p.	8.2%	0.5 p.p.

6 - Cash Flow

Free Cash Flow (Million R$)	3Q23	3Q22	2Q23	LTM
Adjusted EBITDA	1,205	1,384	1,006	3,897
Working Capital	(452)	(86)	31	2
Δ Accounts Receivable	(691)	(243)	60	(400)
Δ Inventories	(288)	(931)	990	1,953
Δ Suppliers	526	1,088	(1,018)	(1,551)
Other variations	171	57	128	408
Cash Flow from Operating Activities	923	1,355	1,166	4,307
CAPEX with IFRS16	(753)	(950)	(839)	(3,312)
Cash Flow from Operations with Capex	170	405	327	995
M&A and Sale of Assets	217	(121)	131	398
Cash Flow from Investments	(536)	(1,070)	(707)	(2,914)
Cash - Financial Results	(215)	(192)	(504)	(1,424)
Interest Income	236	129	131	608
Interest Expenses	(641)	(577)	(512)	(2,162)
Cash Flow from Financing Activities - ex Currency Effects	(621)	(640)	(885)	(2,979)
Free Cash Flow ex-Currency Effects	(233)	(356)	(427)	(1,586)
Derivatives (cash)	(23)	14	(164)	(106)
Variation on Cash and Cash Equivalents	236	115	(104)	(92)
Cash Flow from Financing Activities	(408)	(511)	(1,153)	(3,178)
Free Cash Flow	(21)	(226)	(695)	(1,785)
New Debt Amortizations	(1,823)	715	(346)	(996)
Follow-on	5,328	-	-	5,328
Cash Variations	3,484	489	(1,041)	2,547

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 28 of this report.

Free Cash Flow

The continuous evolution of operating performance and the reduction of net financial expenses justified a generation of free cash close to the breakeven point. Free cash flow for the period improved R$674 million compared to 2Q23 and R$206 million compared to the same period of the previous year. Below, we present the details of the components of free cash flow.


1,205
-281
-536
-621
-233
213
-21
Adjusted EBITDA 3Q23
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 3Q23

Operating Cash Flow and Cash Conversion Cycle

In 3Q23, operating cash flow reached +R$923 million as a result of seasonal purchases of raw materials and accumulation of seasonal inventories (commemorative products). On the other hand, the company continues to reduce finished product inventory levels in line with the strategic plan, aiming to maintain the operating cycle at more efficient levels.

The Company's cash conversion cycle ended 3Q23 with 7.7 days, down 5.9 days compared to the same period of the previous year, mainly explained by the reduction in inventory turnover and an increase of 2.1 days compared to 2Q23.

Investment Cash Flow

Investment cash flow totaled R$536 million in 3Q23.

The Capex realized in the quarter totaled R$753 million, a reduction of 21% compared to the same period of the previous year. There was a reduction in investments in growth, efficiency and support projects, contributing to the 10% reduction in total investment in the third quarter when compared to the previous quarter.

R$193 million were allocated for growth, efficiency and support; R$351 million for biological assets and R$211 million for leasing and others, as shown in the table below:

CAPEX (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Growth	(24)	(111)	(78.6%)	(36)	(34.3%)
Efficieny	(43)	(111)	(61.7%)	(78)	(45.7%)
Support	(126)	(170)	(26.1%)	(191)	(34.2%)
Biological Assets	(351)	(348)	0.7%	(344)	1.8%
Commercial Lease and Others	(211)	(209)	0.8%	(189)	11.4%
Total	(753)	(949)	(20.6%)	(839)	(10.2%)
Total M&A and sales of assets	217	(121)	(280.1%)	131	65.1%
Total - CAPEX + M&A and sales of assets	(536)	(1,070)	(49.9%)	(707)	(24.2%)

Among the main projects, the following stand out:

Growth:

- Projects to enable qualification in new markets;
- Adaptations in the Jataí – GO unit for the slaughter of poultry breeders;

- Improvements in the efficiency of the breaded lines at the Al Wafi Factory and Capinzal – SC units to serve the Saudi market.
- Increased poultry feed production in Uberlândia – MG;
- Adequacy of the pork line in Lajeado – SC to increase the volume destined for the foreign market;
- Mercato Sadia Store Parque da Cidade unit, in São Paulo – SP.

Efficiency:

- Investments to increase yield and productivity in the units of Capinzal – SC, Concórdia – SC, Chapecó – SC, Lucas do Rio Verde – MT, Campos Novos – SC, Marau – RS, Nova Mutum – MT, Toledo – PR and Uberlândia – MG;
- Projects to improve feed conversion and agricultural efficiency in feed factories with emphasis on the units of: Buriti Alegre – GO; Carambeí – PR, Catanduvas – SC, Chapecó – SC, Concórdia – SC, Dois Vizinhos – PR; Dourados – MS, Nova Mutum – MT and Uberlândia – MG;
- Investments for greater efficiency of manufacturing assets, allowing a greater volume of ham production in the Toledo – PR and Uberlândia – MG units and a greater volume of bacon in the Toledo – PR unit;
- Investments to reduce costs in feed production through the internalization of premix production in the Videira – SC unit and use of alternative grains in the Concórdia – SC unit;
- Advancement in the digital journey with management tools associated with operational efficiency in processes of controllership, logistics, production planning and management of manufacturing processes.

Support:

- Replacement of industrial plant assets with emphasis on investments in Lucas do Rio Verde – MT, Rio Verde – GO, Toledo – PR and Uberlândia – MG units;
- Projects to adapt the units to the rules and legislation, renewal of operating licenses, and mitigation of operational risks, with emphasis on investments in the units of Chapecó – SC, Concórdia – SC, Marau – RS, Rio Verde – GO, Toledo – PR and Uberlândia – MG;
- Renewal of licenses necessary to maintain the Company's activities related to Information Technology;
- Projects of the digital journey for the implementation of management programs and operational support, with emphasis on industrial maintenance processes and video audits.
- Maintenance of forestry operations.

Financial Cash Flow

Expenses with net interest and cash-effect financial expenses decreased by R$19 million compared to 3Q22, mainly due to the lower expenditure on net interest of R$42 million due to the reduction in net indebtedness in the comparison between periods. By incorporating the exchange effects of balance sheet protection derivatives and Exchange Variation of Cash and Cash equivalents, financial cash flow totaled a cash consumption of R$408 million in 3Q23 (20% lower than the same period of the previous year).

7- Indebtedness

Debt (Million R$)	In 09.30.2023			In 06.30.2023	
	Current	Non-current	Total	Total	Δ %
Local Currency	(1,528)	(7,747)	(9,275)	(9,741)	(4.8%)
Foreign Currency	(3,228)	(9,683)	(12,911)	(13,876)	(7.0%)
Gross Debt	(4,756)	(17,430)	(22,185)	(23,617)	(6.1%)
Cash Investments*					
Local Currency	6,721	85	6,806	4,509	50.9%
Foreign Currency	4,703	324	5,027	3,840	30.9%
Total Cash Investments	11,424	409	11,833	8,349	41.7%
Net Debt	6,668	(17,020)	(10,352)	(15,268)	(32.2%)

* The cash considered is composed of: Cash and Cash Equivalents, Financial Investments and Restricted Cash.


-4.916
(-32,2%)
15.268
-923
536
621
178
-5.328
10.352
Net Debt 2Q23
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Follow-on
Net Debt 3Q23

Funding for the quarter totaled R$271 million, concentrated in working capital lines, and settlements totaled R$2.1 billion, mainly due to the amortization of the *senior unsecured note* maturing in 2026 (*bond* 2026*)* and medium and short-term bilateral debts, in accordance with the follow-on resource utilization plan to reduce gross indebtedness. With this same objective, on October 4, we had as a subsequent event, the repurchase and total early redemption of *senior unsecured notes* maturing in 2024 *(*Bond 2024*)* in the aggregate principal amount of US$295,363,000 (more information in explanatory note 32.1). The average debt term ended 3Q23 at 7.3 years, maintaining the level of 2Q23. When considering the subsequent event of the early redemption of *bond* 2024 and the Agribusiness Receivables Certificates (CRA) due in Dec/23, which will also be addressed using the follow-on resources, the average pro forma debt term is 8.09 years.

Net indebtedness totaled R$10,352 million in 3Q23, a reduction of R$4.9 billion when compared to 2Q23. The Company's net leverage, measured by the ratio of net debt to Adjusted EBITDA for the last twelve months, reached 2.66 x in 3Q23 vs. 3.75 x in 2Q23 (USD equivalent leverage reached 2.67 in 3Q23 vs. 4.00 in 2Q23).

In the normal course of business, the Company may consider, from time to time, the repurchase of any of its senior unsecured notes (*bonds*), debentures or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the indebtedness profile. Such repurchases may also occur through open market transactions. In compliance with applicable laws, such transactions may be carried out at any time and the Company is under no obligation to acquire any specific amount of the aforementioned securities.

The Company reiterates that it does not have restrictive clauses (covenants) of financial leverage and reaffirms that it will continue to act in a disciplined manner in the management of its capital structure, liquidity and leverage.

Rating

Agency	Domestic	Global	Outlook
Standard & Poor´s	AA+(bra)	BB-	Positive
Fitch Ratings	AA+(bra)	BB	Stable
Moody's Investors Service	-	Ba3	Stable



ESG Highlights

We consolidated relevant advances with ESG at the center of BRF's business strategy, with the following highlights:

Animal Welfare

We achieved 100% certification for animal welfare in all poultry and pork processing units in Brazil, advancing our commitment to certify all units by 2025. Certifications were obtained through the animal welfare protocols of the North America Meat Institute and the National Chicken Council.

Reduce Water Consumption

We recorded an approximately 8% reduction in water consumption per ton of production compared to the 2020 baseline, equivalent to 2.7 billion liters saved in 2023, reflecting our disciplined water management.

Net Zero

In line with our NetZero strategy and in partnership with AES Brasil, we are using an average of 14MW of clean energy/month, with an expectation of reaching 80MW in 2023.

Recycling

Our Qualy brand launched a special package to celebrate the milestone of 12,000 tons of recycled plastic in partnership with *Eureciclo*, equivalent to about 490 million tubs of margarine.

Annexes

Consolidated Income Statement

Statements of Income (Loss) (Million R$)	3Q23	3Q22	Chg. % y/y	2Q23	Chg. % q/q
Net Operating Revenues	13,806	14,056	(1.8%)	12,205	13.1%
Cost of Sales	(11,324)	(11,458)	(1.2%)	(10,719)	5.6%
% of the NOR	(82.0%)	(81.5%)	(0.5) p.p.	(87.8%)	5.8 p.p.
Gross Profit	2,482	2,598	(4.5%)	1,486	67.1%
% of the NOR	18.0%	18.5%	(0.5) p.p.	12.2%	5.8 p.p.
Operating Expenses	(2,072)	(2,062)	0.5%	(1,899)	9.1%
% of the NOR	(15.0%)	(14.7%)	(0.3) p.p.	(15.6%)	0.6 p.p.
Selling Expenses	(1,894)	(1,864)	1.6%	(1,740)	8.8%
% of the NOR	(13.7%)	(13.3%)	(0.5) p.p.	(14.3%)	0.5 p.p.
Fixed	(1,119)	(1,083)	3.3%	(1,042)	7.3%
Variable	(775)	(782)	(0.9%)	(697)	11.1%
General and Administrative Expenses	(179)	(197)	(9.3%)	(159)	12.1%
% of the NOR	(1.3%)	(1.4%)	0.1 p.p.	(1.3%)	0.0 p.p.
Honorary of our Administrators	(13)	(16)	(17.8%)	(12)	9.0%
% of the NOR	(0.1%)	(0.1%)	0.0 p.p.	(0.1%)	0.0 p.p.
General and Administrative	(166)	(181)	(8.6%)	(148)	12.3%
% of the NOR	(1.2%)	(1.3%)	0.1 p.p.	(1.2%)	0.0 p.p.
Operating Income	410	536	(23.6%)	(413)	(199.1%)
% of the NOR	3.0%	3.8%	(0.8) p.p.	(3.4%)	6.4 p.p.
Other Operating Results	42	26	59.3%	53	(20.3%)
Income from Associates and Joint Ventures	0	1	(49.8%)	(1)	(132.7%)
EBIT	452	563	(19.7%)	(361)	(225.2%)
% of the NOR	3.3%	4.0%	(0.7) p.p.	(3.0%)	6.2 p.p.
Net Financial Expenses	(674)	(682)	(1.3%)	(1,099)	(38.7%)
Income before Taxes	(221)	(119)	86.1%	(1,461)	(84.8%)
% of the NOR	(1.6%)	(0.8%)	(0.8) p.p.	(12.0%)	10.4 p.p.
Income Tax and Social Contribution	(41)	(18)	130.4%	123	(133.3%)
% of Income before Taxes	18.5%	15.0%	3.6 p.p.	(8.4%)	27.0 p.p.
Consolidated Net Income (Loss) - Continued Op.	(262)	(137)	91.8%	(1,337)	(80.4%)
% of the NOR	(1.9%)	(1.0%)	(0.9) p.p.	(11.0%)	9.1 p.p.
Consolidated Net Income (Loss) - Total Consolidated	(262)	(137)	91.8%	(1,337)	(80.4%)
% of the NOR	(1.9%)	(1.0%)	(0.9) p.p.	(11.0%)	9.1 p.p.
EBITDA	1,243	1,323	(6.0%)	419	196.6%
% of the NOR	9.0%	9.4%	(0.4) p.p.	3.4%	5.6 p.p.
Adjusted EBITDA	1,205	1,384	(13.0%)	1,006	19.7%
% of the NOR	8.7%	9.8%	(1.1) p.p.	8.2%	0.5 p.p.

Consolidated Balance Sheet

Statements of Financial Position - Assets (Million R$)	09.30.23	12.31.22
Current Assets		
Cash and cash equivalents	10,965	8,131
Marketable securities	445	418
Trade receivables	4,126	4,188
Notes receivable	72	27
Inventories	8,035	8,661
Biological assets	2,681	3,152
Recoverable taxes	1,538	1,403
Derivative financial instruments	143	121
Prepaid expenses	271	110
Advances	150	187
Assets held for sale	6	22
Other current assets	103	85
Total Current Assets	**28,535**	**26,504**
Non-Current Assets		
Long-term assets	**9,725**	**10,524**
Marketable securities	339	406
Trade and other receivables	6	5
Notes receivable	2	11
Recoverable taxes	4,763	5,172
Deferred income taxes	2,092	2,566
Judicial deposits	428	451
Biological assets	1,640	1,649
Derivative financial instruments	227	10
Restricted cash	70	90
Other non-current assets	157	163
Investments	**100**	**101**
Property, Plant and Equipment	**14,631**	**14,291**
Intangible	**6,262**	**6,435**
Total Non-Current Assets	**30,719**	**31,350**
Total Assets	**59,254**	**57,854**

Consolidated Balance Sheet

Balance Sheet - R$ Million	09.30.23	12.31.22
Current Liabilities		
Loans and borrowings	4,676	3,880
Trade accounts payable	13,244	14,129
Lease liability	887	677
Payroll, related charges and employee profit sharing	981	721
Taxes payable	517	523
Derivative financial instruments	223	82
Provision for tax, civil and labor risks	719	867
Employee benefits	63	64
Customer advances	314	76
Other current liabilities	570	1,279
Total Current Liabilities	**22,194**	**22,298**
Non-Current Liabilities		
Loans and borrowings	17,653	19,637
Trade accounts payable	6	7
Lease liability	2,680	2,368
Taxes payable	93	98
Provision for tax, civil and labor risks	504	548
Deferred income taxes	48	111
Employee benefits	437	457
Derivative financial instruments	3	175
Other non-current liabilities	704	332
Other non-current liabilities	**22,129**	**23,734**
Total Liabilities	**44,323**	**46,032**
Equity		
Capital	13,363	12,836
Capital reserves	7,138	2,338
Other equity transactions	(75)	(78)
Accumulated losses	(5,143)	(2,363)
Treasury shares	(96)	(110)
Other comprehensive loss	(1,066)	(1,354)
Attributable to controlling shareholders	14,122	11,270
Non-controlling interests	809	553
Total Equity	**14,931**	**11,823**
Total Liabilities and Equity	**59,254**	**57,854**

Consolidated Statement of Cash Flows

Statements of Cash Flows (R$ Milions)	3Q23	3Q22
Income (loss) from continuing operations	**(262)**	**(137)**
Adjustments to reconcile net income to cash generated	1,520	1,586
Changes in balance sheet balances	**(699)**	**(375)**
Trade accounts receivable	(583)	(178)
Inventories	(570)	(1,016)
Biological assets - current	326	56
Trade accounts payable	128	763
Cash generated by operating activities	**558**	**1,074**
Redemption (Investments) in securities measured at FVTPL	(5)	(18)
Interest received	118	78
Payment of tax, civil and labor provisions	(63)	(80)
Derivative financial instruments	71	(4)
Other operating assets and liabilities	259	273
Net cash provided by operating activities	**938**	**1,325**
Redemption (investments) of securities measured at amortized cost	(5)	53
Restricted box redemption	13	0
Additions to property, plant and equipment	(166)	(376)
Additions to biological assets - non-current	(367)	(362)
Proceeds from disposals of property, plant, equipments and investment	29	10
Business combination, net of cash	0	(158)
Additions to intangible assets	(27)	(49)
Capital increase in affiliates	(0)	(25)
Capital increase in subsidiaries	188	-
Net cash used in investing activities	**(335)**	**(908)**
Proceeds from debt issuance	271	2,188
Repayment of debt	(2,040)	(1,473)
Payment of interest	(590)	(496)
Payment of interest derivatives - fair value hedge	(105)	(82)
Capital increase through issuance of shares	5,327	(1)
Payment of lease liabilities	(193)	(170)
Net cash provided by (used in) financing activities	**2,670**	**(33)**
Effect of exchange rate variation on cash and cash equivalents	197	65
Net increase (decrease) in cash and cash equivalents	**3,471**	**448**

The table below shows the reconciliation between the accounting cash flow view and the management free cash flow (page 20 of this report).

Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow	Variation of accounting cash	APV e Derivatives	Commercial leasing	Interest Income, Cash Exchange Variation and Others	(+) Funding and Amortization	Withdrawals and Applications	(-) Follow-on	Managerial cash variation[1]	(-) Funding and Amortization	(+) Follow-on	Free Cash Flow
Cash Flow from Operating Activities	938	205	-	(225)	-	5	-	923	-	-	923
Cash Flow from Investments	(335)	-	(193)	-	-	(8)	-	(536)	-	-	(536)
Cash Flow from Financing Activities	2,670	(205)	193	439	1,823	-	(5,328)	(408)	(1,823)	-	(2,231)
Exchange variation on cash and cash equivalents	197	-	-	(197)	-	-	-	-	-	5,328	5,328
Total	3,471	-	-	17	1,823	(3)	(5,328)	(21)	(1,823)	5,328	3,484

[1]The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.